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FEB 29 2012

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67874

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SUPERFUND USA, INC.

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 Fifth Avenue
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Heather Kelly	**(212) 750-6300**
(Name)	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)		(Zip Code)

12012104

KW 3/10

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AB 3/16

OATH OR AFFIRMATION

I, **Heather Kelly**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Superfund USA, Inc.**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Heather Kelly
Signature

President
Title

Subscribed and sworn to before me this

16th day of February, 2012

"OFFICIAL SEAL"
ALAN R. JURASKA
Notary Public, State of Illinois
My Commission Expires 08/20/12

Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or Control Requirements for Brokers and DealersUnder Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

**** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

SUPERFUND USA, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2011

R&J

RYAN & JURASKA

CERTIFIED PUBLIC ACCOUNTANTS

SUPERFUND USA, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2011

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Superfund USA, Inc.

We have audited the accompanying statement of financial condition of Superfund USA, Inc., (the "Company") as of December 31, 2011 and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superfund USA, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(d) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 16, 2012

Superfund USA, Inc.

Statement of Financial Condition

December 31, 2011

Assets		
Cash	$	668,473
Receivable from affiliates		315,234
Prepaid expenses		2,800
Goodwill		15,000
Furniture and equipment, at cost (net of accumulated depreciation of $212,338)		35,381
Other		49,535
	$	1,086,423
Liabilities and Shareholders' Equity		
Liabilities:		
Commissions and salaries payable	$	140,999
Accounts payable and accrued expenses		128,387
		269,386
Shareholders' Equity		
Common stock, $.01 par value; 200 shares authorized, 133 shares issued and outstanding		1
Additional paid-in capital		15,351,899
Retained earnings (deficit)		(14,534,863)
		817,037
	$	1,086,423

See accompanying notes.

Superfund USA, Inc.

Statement of Operations

Year Ended December 31, 2011

Revenues	
Commissions	$ 2,613,562
	2,613,562
Expenses	
Commissions, brokerage, and regulatory fees	2,179,143
Professional fees	184,134
Office and communications	308,405
Occupancy	1,052,430
Compensation and benefits	1,192,268
Other	357,083
	5,273,463
Net (loss)	$ (2,659,901)

See accompanying notes.

Superfund USA, Inc.

Statement of Changes in Shareholders' Equity

Year Ended December 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at January 1, 2011	$ 1	$ 12,812,899	$ (11,874,962)	$ 937,938
Shareholder's contributions		2,539,000		2,539,000
Net (loss)	-	-	(2,659,901)	(2,659,901)
Balance at December 31, 2011	$ 1	$ 15,351,899	$ (14,534,863)	$ 817,037

See accompanying notes.

Superfund USA, Inc.

Statement of Cash Flows

Year Ended December 31, 2011

Cash flows from operating activities		
Net (loss)	$	(2,659,901)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		47,806
(Increase) decrease in operating assets:		
Receivable from affiliates		(60,954)
Prepaid expenses		(1,119)
Other		(18,394)
Increase (decrease) in operating liabilities:		
Commissions and salaries payable		(51,636)
Accounts payable and accrued expenses		41,704
Net cash used in operating activities		(2,702,494)
Cash flows from investing activities:		
Purchases of furniture and equipment		(17,364)
Net cash used in investing activities		(17,364)
Cash flows from financing activities:		
Shareholder's contributions		2,539,000
Net cash provided by financing activities		2,539,000
Net decrease in cash		(180,858)
Cash at beginning of year		849,331
Cash at end of year	$	668,473

See accompanying notes.

1. Organization and Business

Superfund USA, Inc. (the "Company") was incorporated in the State of New York on May 31, 2006. The Company is registered as a broker-dealer ("BD") in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is primarily engaged in offering services related to the sales and marketing of interests in various funds.

2. Summary of Significant Accounting Policies

Revenue Recognition

Commission income and related expenses from securities transactions are recorded on a settlement date basis that does not differ materially from the trade date basis. Generally accepted accounting principles normally require an entity to record security transactions on a trade date basis, however, the majority of brokers and dealers record most securities transactions on the settlement date rather than the trade date. The difference between trade date and settlement date is not material to the Company's financial position at December 31, 2011, nor material to the results of its operations for the year then ended.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in connection with the Company's purchase of BD business from Superfund Asset Management, Inc. ("SAM") in November 2008. The Company's policy is to review goodwill for impairment on an annual basis. Management has determined that goodwill has not been impaired for the year ending December 31, 2011.

Income Taxes

Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

The Company has adopted FASB ASC topic 740, which provides guidance regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations will have no material impact on its financial statements.

Depreciation

Furniture and equipment is depreciated over the estimated useful lives of the assets using the straight line method. Depreciation expense for the year ended December 31, 2011 amounted to $47,806.

2. Summary of Significant Accounting Policies, Continued

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Fair Value Disclosure

The Company has adopted FASB ASC topic 820, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. FASB ASC topic 820 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs - quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs - other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs - unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation

At December 31, 2011, the Company had no assets or liabilities that were required to be disclosed according to FASB ASC topic 820.

4. Credit Concentration

At December 31, 2011, a significant credit concentration consisted of cash deposited in one bank. The balances exceeded federally insured limits by approximately $280,000, which represents approximately 30% of the net equity of the Company. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

5. Related-Party Transactions

The Company shares certain expenditures, receives certain services, and collects payments on behalf of related companies.

5. Related-Party Transactions, Continued

The majority shareholder of the Company is also the sole shareholder of Superfund Capital Management, Inc., the general partner of Superfund Green L.P. ("Green") and Superfund Gold, L.P. ("Gold"). Green and Gold trade speculatively in the United States of America and in Global commodity futures markets. The company has selling agent agreements to act as the exclusive marketing agent for Green and Gold. At December 31, 2011, the Company had receivables from Green and Gold totaling approximately $284,000 and $32,000, respectively.

During the year ended December 31, 2011, SAM, an affiliate through common ownership, purchased 22 shares of common stock of the Company for $2,539,000. The amount paid for the common stock over par value was booked as additional paid-in capital. The shares were purchased for investment purposes and the agreement restricted the future sale of the acquired stock.

6. Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The leases are subject to escalation clauses based on the operating expenses of the lessors. The Company leases office space under noncancelable leases that expire through August 31, 2014.

At December 31, 2011, the aggregate minimum annual rental commitments under these leases are as follows:

Year Ending December 31,	Amount
2012	956,000
2013	851,000
August 31, 2014	578,000
	$ 2,385,000

Rental expense charged to operations for the year ended December 31, 2011 approximated $1,052,000.

On November 22, 2011, the Company agreed to a lease termination and surrender agreement with the lessor of an office facility at 489 Fifth Avenue in New York, wherein the Company currently conducts its operations. The agreement provides the lessor with sole authority to terminate the lease at the lessor's discretion. Upon written notice of the execution of the lease termination, the Company will have sixty days to surrender the premises and pay an amount equal to 45% of aggregate base rent outstanding, 45% of the aggregate applicable rent tax, and 45% of the aggregate steam heat charges outstanding. If written notice is provided shortly by the lessor, the estimated amount due could approximate up to $1,000,000. If the lessor does not execute the termination of the lease, all of the Company's obligations under the lease shall remain in full force and effect. As of February 16, 2012, the date the financial statements were issued, the Company has not received an executed notice of lease termination.

7. Income Taxes

At December 31, 2011, the Company had net operating loss carryforwards, arising from continuing operations, of approximately, $14,200,000. The net operating loss carryforwards, if not utilized, will expire in the years 2026 through 2031. The Company has a deferred tax asset of approximately $5,000,000 arising from this net operating loss carryforward, which is fully reserved as realization is not assured. The deferred tax asset and the valuation allowance increased by approximately $900,000 during the year ended December 31, 2011.

8. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $25,000 or 6 and ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2011, the Company had net capital and net capital requirements of $399,087 and $25,000, respectively.

9. Subsequent Events

Management has evaluated events and transactions from January 1, 2012 through February 16, 2012, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

Superfund USA, Inc.

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

December 31, 2011

Computation of net capital		
Total shareholders' equity		$ 817,037
Deduct shareholders' equity not allowable for Net Capital		0
Total shareholders' equity qualified for net capital		817,037
Deductions and /or charges:		
Nonallowable assets:		
Receivable from affiliates	$ 315,234	
Prepaid expenses	2,800	
Goodwill	15,000	
Other	49,535	
Furniture and equipment	35,381	(417,950)
Net capital before haircuts on securities positions		399,087
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 0	0
Net capital		$ 399,087
Computation of basic capital requirement		
Minimum net capital required (greater of $25,000 or 6 ⅔% of aggregate indebtedness)		25,000
Net capital in excess of net capital requirement		$ 374,087
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 269,386
Ratio of aggregate indebtedness to net capital		% 68

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2011.

See accompanying notes.

Superfund USA, Inc.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2011

The Company did not handle any customer cash or securities during the year ended December 31, 2011 and does not have any customer accounts.

Superfund USA, Inc.

Computation for Determintation of PAIB Reserve Requirements pursuant to Rule 15c3-3

December 31, 2011

The Company did not handle any customer cash or securities during the year ended December 31, 2011 and does not have any customer accounts.

Superfund USA, Inc.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2011

The Company did not handle any customer cash or securities during the year ended December 31, 2011 and does not have any customer accounts.

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Shareholders of
Superfund USA, Inc.

In planning and performing our audit of the financial statements of Superfund USA, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

R&J

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them to management and those charged with governance on February 16, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we identified the following deficiency in internal control that we consider to be a material inadequacy.

Superfund USA, Inc.'s net capital for the periods from October 5 through October 11, 2010 and February 22 through February 24, 2011 was overstated due to the Company's lack of a current ledger reflecting all liabilities including an estimate of commissions payable, salaries payable, and other accounts payable on a daily basis for daily net capital computations. The lack of a current ledger coupled with a delay in receipt of commissions receivable resulted in net capital deficiencies under Rule 15c3-1 of the SEC. The Company corrected the net capital deficiencies by contributing more capital into the Company and net capital computations were correct for all subsequent 2011 filings. At December 31, 2011, the Company remained in compliance with the net capital requirements Rule 15c3-1 of the SEC.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 16, 2012

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholders of
Superfund USA, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures listed below with respect to the accompanying Schedule of Assessment and Payments for the General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Superfund USA, Inc. (the "Company") and the Securities and Exchange Commission, SIPC, and Financial Industry Regulatory Authority solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and work papers supporting the adjustments, noting no differences; and

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

February 23, 2012

Superfund USA, Inc.

Schedule of Assessment and Payments Form SIPC-7

December 31, 2011

	Amount	Payment Date
SIPC-7 annual general assessment	$ 1,223	
Overpayment from prior year	1,681	2010
SIPC-7 payment	255	2/22/2012
Total payment and overpayment applied	1,936	
Overpayment (amount due)	$ 713	